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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TRACTOR SUPPLY COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.008 PER SHARE

(Title of Class of Securities)

892356106

(Cusip Number)

February 17, 1994

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 892356106			Page 2 of 6

1.	Name of Reporting Person: Joseph H. Scarlett, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 5,273,384

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 5,273,384

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,273,384

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 14.1%

12.	Type of Reporting Person: IN

2

Item 1(a)	Name of Issuer:

Tractor Supply Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

320 Plus Park Boulevard, Nashville, TN 37217

Item 2(a)	Name of Person Filing:

Joseph H. Scarlett, Jr.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

320 Plus Park Boulevard, Nashville, TN 37217

Item 2(c)	Citizenship:

U.S.A.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $.008 per share

Item 2(e)	CUSIP Number:

892356106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

Pages 3 of 6 Pages

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act:

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned:

5,273,384

This amount includes 400,000 shares held by Mr. Scarlett’s wife as to which Mr. Scarlett disclaims beneficial ownership pursuant to Rule 13d-4. Under certain circumstances, Mr. Scarlett and his wife could be viewed as a group within the meaning of Regulation 13D-G. Mr. Scarlett disclaims membership in any such group.

This amount also includes 104,616 shares, the approximate number of shares allocable to Mr. Scarlett’s account under the Tractor Supply Company Employee 401(k) Retirement Plan, for which Mr. Scarlett has indirect voting and dispositive power under certain circumstances.

Any change in share amounts between those reflected herein and those as of the last previous filing are the sole result of a two-for-one split of the Company’s common stock, effective on August 2003.

(b)	Percent of class:

14.1%

Page 4 of 6 Pages

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 5,273,384
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 5,273,384
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004

Joseph H. Scarlett, Jr.

By:	/s/ David C. Lewis David C. Lewis, as Attorney-in-Fact

Page 6 of 6 Pages